EXHIBIT 99.1
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                       CANADIAN NATURAL RESOURCES LIMITED
                  ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID
           CALGARY, ALBERTA - JANUARY 22, 2004 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural") announced today that the Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange and the New York Stock Exchange.


The notice provides that Canadian Natural may, during the 12 month period commencing January 24, 2004 and ending January 23, 2005, purchase for cancellation on the Toronto Stock Exchange and the New York Stock Exchange up to 6,690,385 shares, being 5% of the 133,807,695 outstanding common shares as at January 13, 2004. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.


While pursuing Canadian Natural's successful acquisition, exploration and development plans remain the best opportunity to create value for Canadian Natural, any excess cash flow in 2004 over budgeted spending may be used by Canadian Natural to further strengthen its balance sheet or continue growth of value per common share. One investment opportunity available to Canadian Natural under these circumstances, depending upon future trading prices and other factors, is the use of these excess funds to purchase its common shares, as it is a worthwhile investment, and is in the best interests of Canadian Natural and its shareholders.


Canadian Natural has purchased 2,734,800 common shares at an average purchase price of $52.51 for each common share purchased pursuant to a Normal Course Issuer Bid which has been in place since January 24, 2003.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For more information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:             (403) 514-7777                          ALLAN P. MARKIN      JOHN G. LANGILLE
FACSIMILE:             (403) 517-7370                                 Chairman             President
EMAIL:                 investor.relations@cnrl.com
WEBSITE:               www.cnrl.com                              STEVE W. LAUT       COREY B. BIEBER
TRADING SYMBOL - CNQ:  Toronto Stock Exchange          Chief Operating Officer              Director
                       New York Stock Exchange                                    Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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